Exhibit 99.1

News Release

Intec Pharma Granted U.S. Patent for Accordion Pill™ Comprising Levodopa for
Improved Treatment of Parkinson's Diseases Symptoms

JERUSALEM (May 24, 2017) - Intec Pharma Ltd. (Nasdaq: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, announces that the United States Patent and Trademark Office has granted the Company patent No. 9,655,859 titled, “Accordion Pill Comprising Levodopa for Improved Treatment of Parkinson's Diseases Symptoms.” The patent is scheduled to remain in force until November 2031 and belongs to the Company’s IN-11 patent family.

“The approval of this new U.S. patent is a key addition that extends and strengthens the Company’s global intellectual property portfolio, specifically as it relates to an improved treatment regimen using Intec's Accordion Pill Carbidopa / Levodopa (AP-CD/LD), which is currently in a global Phase III clinical trial in advanced Parkinson's disease patients. The new U.S. patent joins another U.S. patent family that protects the combination of Accordion Pill with certain drugs, including the combination of Carbidopa and Levodopa," noted Giora Carni, Intec Pharma’s Chief Executive Officer. “We continue to fortify our patent portfolio around our Accordion Pill technology platform, further protecting and distinguishing it from would-be competitors and firmly establishing Intec Pharma’s leading patent position for its proprietary oral drug delivery system.”

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline includes four product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients; Accordion Pill Zaleplon, or AP-ZP, which is being developed for the treatment of insomnia, including sleep induction and the improvement of sleep maintenance; an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug (NSAID)-induced ulcers; and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Giora Carni

Chief Executive Officer

Intec Pharma

+972-(2)586-4657

Giora@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA

212-838-3777

afields@lhai.com

# # #